FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of OCTOBER,2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    October 15, 2002               By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                           Nick DeMare, Director
                                           (Signature)*

      *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                       X     Schedule A
                                            -------
                                               X     Schedules B & C
                                            -------
                                            (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                              HILTON PETROLEUM LTD.
                                            ------------------------------------
ISSUER ADDRESS                              #1305 - 1090 WEST GEORGIA STREET
                                            VANCOUVER, BC   V6E 3V7
                                            ------------------------------------
ISSUER TELEPHONE NUMBER                     (604) 685-9316
                                            ------------------------------------
ISSUER FAX NUMBER                           (604) 683-1585
                                            ------------------------------------
CONTACT PERSON                              MR. NICK DEMARE
                                            ------------------------------------
CONTACT'S POSITION                          DIRECTOR
                                            ------------------------------------
CONTACT'S TELEPHONE NUMBER                  (604) 685-9316
                                            ------------------------------------
CONTACT'S E-MAIL ADDRESS                    ndemare@chasemgt.com
                                            ------------------------------------
WEBSITE                                     hiltonpetroleum.com
                                            ------------------------------------
FOR QUARTER ENDED                           MAY 31, 2002
                                            ------------------------------------
DATE OF REPORT                              OCTOBER 15, 2002
                                            ------------------------------------

                                   CERTIFICATE
                                     -------
      THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE
     ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE
       BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY
                          SHAREHOLDER WHO REQUESTS IT.
                                     -------


DONALD W. BUSBY           /s/ Donald W. Busby                      02/10/15
------------------------- ------------------------------------------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

NICK DEMARE               /s/ Nick DeMare                          02/10/15
------------------------- ------------------------------------------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A

















--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2002 AND 2001

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Hilton Petroleum Ltd.


We have audited the consolidated balance sheets of Hilton Petroleum Ltd. as at May 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free or material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                              "D&H Group"
Vancouver, BC
September 4, 2002                                          Chartered Accountants


                                   D&H Group
                          A Paternship of Corporations
               A member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C2
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                                                           2002           2001
                                                                                             $              $
                                   A S S E T S
CURRENT ASSETS
Cash                                                                                    1,484,021      1,960,493
Amounts receivable (Note 3)                                                                40,717      2,520,303
Prepaid expenses and deposits                                                             119,175        212,444
Inventories                                                                                     -        631,789
                                                                                     ------------   ------------
                                                                                        1,643,913      5,325,029
PETROLEUM AND NATURAL GAS INTERESTS (Note 4)                                            5,078,959     29,721,112
CAPITAL ASSETS                                                                             12,225         16,734
INVESTMENTS AND ADVANCES (Note 5)                                                         641,691        807,401
OTHER ASSETS (Note 6)                                                                     212,524        184,886
                                                                                     ------------   ------------
                                                                                        7,589,312     36,055,162
                                                                                     ============   ============

                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                  950,940      3,538,045
LONG-TERM DEBT (Note 7)                                                                 3,737,010      3,482,498
                                                                                     ------------   ------------
                                                                                        4,687,950      7,020,543
                                                                                     ------------   ------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 8)                                                                 43,003,256     41,151,991
EQUITY COMPONENT OF LONG-TERM DEBT (Note 7)                                               694,310        694,310
DEFICIT                                                                               (40,796,204)   (12,811,682)
                                                                                     ------------   ------------
                                                                                        2,901,362     29,034,619
                                                                                     ------------   ------------
                                                                                        7,589,312     36,055,162
                                                                                     ============   ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)
COMMITMENTS (Note 4)


APPROVED BY THE BOARD

/s/ Donald W. Busby, Director
-----------------------------
/s/ Nick DeMare, Director
-----------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                                           2002           2001
                                                                                             $              $
REVENUES
Petroleum and natural gas sales                                                           230,624      5,228,674
                                                                                     ------------   ------------

OTHER EXPENSES

Research, development and marketing (Note 1)                                              505,827              -
Production                                                                                168,061      1,902,642
General and administrative                                                                816,455      1,292,431
Depreciation, depletion and impairment (Note 4)                                        26,110,753      1,455,087
                                                                                     ------------   ------------
                                                                                       27,601,096      4,650,160
                                                                                     ------------   ------------
OPERATING INCOME (LOSS)                                                               (27,370,472)       578,514
                                                                                     ------------   ------------

OTHER INCOME (EXPENSES)

Interest and other income (Note 4)                                                        853,678        101,354
Interest expense on long-term debt                                                       (694,244)    (1,480,291)
Gain on sale of petroleum and natural gas interests                                             -        212,473
Gain on sale of marketable securities                                                           -         25,345
Loss on sale of investment                                                                (73,484)             -
Write-down of investments                                                                (700,000)      (956,253)
                                                                                     ------------   ------------
                                                                                         (614,050)    (2,097,372)
                                                                                     ------------   ------------
NET LOSS FOR THE YEAR                                                                 (27,984,522)    (1,518,858)
DEFICIT - BEGINNING OF YEAR                                                           (12,811,682)   (11,292,824)
                                                                                     ------------   ------------
DEFICIT - END OF YEAR                                                                 (40,796,204)   (12,811,682)
                                                                                     ============   ============
BASIC AND DILUTED LOSS PER SHARE                                                       $ (0.77)       $ (0.05)
                                                                                     ============   ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                                           36,410,151     31,702,355
                                                                                     ============   ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                                           2002           2001
                                                                                             $              $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the year                                                                 (27,984,522)    (1,518,858)
Items not involving cash
   Depreciation, depletion and impairment                                              26,110,753      1,455,087
   Amortization of deferred financing charges                                              71,068         76,336
   Accretion of liability component of long-term debt                                     231,436         77,145
   Gain on sale of petroleum and natural gas interests                                          -       (212,473)
   Gain on sale of marketable securities                                                        -        (25,345)
   Loss on sale of investment                                                              73,484              -
   Write-down of investments                                                              700,000        956,253
   Unrealized foreign exchange loss (gain)                                                 24,370        (59,203)
                                                                                     ------------   ------------
                                                                                         (773,411)       748,942
Decrease (increase) in amounts receivable                                               2,354,586     (1,529,900)
Decrease in prepaid expenses and deposits                                                  93,269        106,466
Decrease (increase) in inventories                                                        631,789       (631,789)
Increase (decrease) in accounts payable and accrued liabilities                        (1,873,431)       718,316
                                                                                     ------------   ------------
                                                                                          432,802       (587,965)
                                                                                     ------------   ------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs                                           1,851,265      6,361,338
Issuance of long-term debt                                                                      -      3,160,871
Retirement of long-term debt                                                                    -    (14,903,857)
Decrease (increase) in other assets                                                        25,000       (214,498)
                                                                                     ------------   ------------
                                                                                        1,876,265     (5,596,146)
                                                                                     ------------   ------------
INVESTING ACTIVITIES

Proceeds from sale of investment                                                           98,116              -
Investments and advances                                                                 (705,890)       (58,765)
Capital asset additions                                                                         -        (24,498)
Petroleum and natural gas interests expenditures                                       (2,177,765)    (8,332,486)
Proceeds from sale of petroleum and natural gas interests                                       -     12,695,208
Purchases of marketable securities                                                              -       (175,568)
Proceeds from sale of marketable securities                                                     -      1,644,291
                                                                                     ------------   ------------
                                                                                       (2,785,539)     5,748,182
                                                                                     ------------   ------------
DECREASE IN CASH FOR THE YEAR                                                            (476,472)      (435,929)

CASH - BEGINNING OF YEAR                                                                1,960,493      2,396,422
                                                                                     ------------   ------------
CASH - END OF YEAR                                                                      1,484,021      1,960,493
                                                                                     ============   ============

Supplemental disclosure with respect to the consolidated statements of cash flows (Note 13).



              The accompanying notes are an integral part of these
                       consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     Hilton Petroleum Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

     During the year ended May 31, 2002, the Company also engaged in the research, development and marketing of proprietary software programs. A total of $505,827 was expended during fiscal 2002 relating to these activities. The Company has determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and, accordingly, has charged the costs to operations.

     During the year ended May 31, 2002, the Company incurred a loss of $27,984,522 and, as of May 31, 2002, had a deficit of $40,796,204. The
     Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements of Hilton Petroleum Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles.

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

     Petroleum and Natural Gas Interests

     The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas interests and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared periodically to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using period end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's petroleum and natural gas exploration, development and production activities are conducted jointly with others and, accordingly, the accounts reflect the Company's proportionate interest in such activities.

     Revenue Recognition

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as petroleum and natural gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Petroleum and natural gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     Inventory

     Inventories consist of material inventory. The material inventory balances include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

     Capital Assets

     Capital assets are depreciated based on estimated useful life using the declining balance method at annual rates of between 20% and 30%.

     Investment

     Portfolio investments are accounted for using the cost method.

     Deferred Financing Charges

     The costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the terms of these loans. The amortization of these charges is included in interest expense on long-term debt.

     Translation of Foreign Currencies

     Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

     Income Taxes

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Earnings (Loss) Per Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

     Share Option Plan

     The Company grants share options in accordance with the policies of the TSX Venture Exchange (the "TSX Venture"), as described in Note 8(a). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.


3.   AMOUNTS RECEIVABLE

                                                        2002            2001
                                                          $               $
     Trade accounts receivable                                -       1,022,862
     Insurance proceeds                                       -       1,156,730
     Due from Trimark Energy Ltd. ("Trimark")            17,530         115,452
     Loan to officer (Note 6)                                 -         125,000
     Other                                               23,187         100,259
                                                   ------------    ------------
                                                         40,717       2,520,303
                                                   ============    ============


4.   PETROLEUM AND NATURAL GAS INTERESTS

                                                        2002            2001
                                                          $               $
     Evaluated Properties
        Acquisitions and leasehold costs              5,830,622       2,540,077
        Exploration and development costs            18,375,485      15,539,937
        Gathering facility                              805,410         775,961
                                                   ------------    ------------
                                                     25,011,517      18,855,975
                                                   ------------    ------------
     Unevaluated Properties
        Acquisitions and leasehold costs                445,548       3,933,876
        Exploration costs                             7,077,093       8,280,216
                                                   ------------    ------------
                                                      7,522,641      12,214,092
                                                   ------------    ------------
                                                     32,534,158      31,070,067
     Less: accumulated depreciation,
        depletion and impairment                    (27,455,199)     (1,348,955)
                                                   ------------    ------------
                                                      5,078,959      29,721,112
                                                   ============    ============

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


4.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the ELH joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties have assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded by the Company as "accounts payable and accrued liabilities" at May 31, 2001. During the year ended May 31, 2002, the Company reversed $713,674 of "accounts payable and accrued liabilities" with an offsetting credit to "petroleum and natural gas interests".

     As a result of the ceiling test performed effective May 31, 2002, the Company has recorded an impairment of $25,907,079 for the year ended May 31, 2002. No write-down was required during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

     On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $13,507,158, of which $12,695,208 was received as of May 31, 2001 and recorded in income during the year ended May 31, 2001. The remaining $811,950 was subject to a contractual dispute between the Company and Exco. The disputed amount was held in escrow pending arbitration. During the year ended May 31, 2002, an arbitration decision was made in favour of the Company and $789,470, representing the original disputed amount plus interest income and less associated legal and other costs, was released to the Company. The amount has been recorded as part of "interest and other income".

     See also Note 14.


5.   INVESTMENTS AND ADVANCES

                                                        2002            2001
                                                          $               $

     Investment in Trimark (a)                           60,801         807,401
     Loan to Trimark (b)                                211,896               -
     Receivable from California
        Exploration Ltd. ("Calex") (c)                  179,958               -
     Other                                              189,036               -
                                                   ------------    ------------
                                                        641,691         807,401
                                                   ============    ============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


5.   INVESTMENTS AND ADVANCES (continued)

     (a) During the year ended May 31, 2002, the Company sold 62,857 shares of Trimark for net proceeds of $98,116, recognizing a loss of $73,484. The Company subsequently wrote down its remaining 234,286 shares of Trimark (the "Trimark Shares") by $575,000, to a net carrying value of $60,801. At May 31, 2002, the quoted value of the Trimark Shares was $37,486.

          Certain officers and directors of Trimark are also directors and officers of the Company.

     (b) During the year ended May 31, 2002, the Company received regulatory approval to participate in a private placement of convertible debentures of Trimark. A total of $196,399 (CDN$300,000) was advanced pursuant to the proposed debenture financing. Due to market conditions the debenture financing was not completed and the amounts advanced to Trimark have been recorded as a loan bearing interest at 10% per annum with no fixed term of repayment. The Company has recorded interest income of $15,497, which remained unpaid at May 31, 2002.

     (c) During the year ended May 31, 2002, the Company acted as operator of a drilling program to test certain prospects in California on behalf of Calex, a public company in which certain officers and directors of the Company are shareholders. As at May 31, 2002, $179,958 of joint interest billings remained unpaid.


6.   OTHER ASSETS

                                                       2002             2001
                                                         $                $

     Deferred financing charges                         112,524         184,886
     Loan to officer                                    100,000         125,000
                                                   ------------    ------------
                                                        212,524         309,886
     Less current portion                                     -        (125,000)
                                                   ------------    ------------
                                                        212,524         184,886
                                                   ============    ============

     The loan to officer originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended May 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended May 31, 2002, interest income of $3,793 (2001 - $6,215) was received and $25,000 of principal was repaid.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


7.   LONG-TERM DEBT

                                                        2002            2001
                                                          $               $

     10% Debentures                                   2,759,269       2,516,269
     9% Hilton Debentures
        (2002 and 2001 - CDN$1,493,500)                 977,741         966,229
                                                   ------------    ------------
                                                      3,737,010       3,482,498
                                                   ============    ============

     As at May 31, 2002, the 10% debentures (the "10% Debentures") are comprised of $2,163,000 Series A and CDN $1,500,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share during the first and second years and CDN$1.56 per share during the third year. The Company paid commissions and fees totalling $214,498 in connections with the financing. The Company also issued a total of 268,750 warrants to agents and finders. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN $1.35 per share for a period of three years, expiring January 24, 2004.

     In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the 10% Debentures were segregated, on their date of issuance, between long-term debt and equity components of $2,439,124 and $694,310, respectively. The debt component reflects the present value of the principal after factoring out the conversion option value. The debt component is being accreted over the life of the 10% Debentures to the principal amount payable by periodic charges to earnings.

     The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, is classified in shareholders' equity as "equity component of long-term debt". Over the term of the 10% Debentures, the debt component will be accreted to the face value of the 10% Debentures by the recording of additional interest expense.

     As at May 31, 2002, the 9% debentures (the "9% Debentures") bear interest at 9% per annum, payable quarterly, and mature on April 30, 2003. The 9% Debentures were convertible, at any time before maturity, into shares of the Company at a conversion price of CDN$2.85 per share on or before April 30, 2003.

     At May 31, 2002,  $1,013,000 of the 10%  Debentures  and $851,064 of the 9%
     Debentures were held by companies owned by directors of the Company and a trust, the grantor of which is an officer of the Company.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


7.   LONG-TERM DEBT (continued)

     During the year ended May 31, 2002, the Company proposed to amend the terms of its debentures, such that, for a limited period, the debenture holders would be able to convert their debentures into common shares of the Company at a price of CDN$0.50 per share (the "Conversion Price"). In addition, in order to encourage the debenture holders to convert the debentures when the common shares of the Company was trading at a price significantly below the Conversion Price, the Company agreed to pay, as a bonus, interest on the converted debentures from the last interest payment date through December 31, 2002. Subsequent to May 31, 2002, holders of $1,293,000 Series A and CDN$900,000 Series B of the 10% Debentures and all of the 9% Debentures elected to convert their debentures and the Company issued 8,761,504 common shares and paid $161,710 interest.


8.   SHARE CAPITAL

     Authorized:  Unlimited common shares without par value

     Issued:
                                                               2002                              2001
                                                   ----------------------------      ----------------------------
                                                      Shares          Amount           Shares           Amount
                                                                         $                                 $
     Balance, beginning of year                      34,902,159      41,151,991        27,503,961      32,687,210
                                                   ------------    ------------      ------------    ------------
     Issued during the year
     For cash
        Private placements                            1,673,000       1,858,403         2,322,500       1,968,525
        Rights offering                                       -               -         2,000,000       3,035,413
        Exercise of warrants                                  -               -         1,346,380       1,698,270
     For retirement of other liabilities                      -               -         1,558,730       1,966,740
     For interest on long-term debt                           -               -           170,588         153,206
     Less:  Share issue costs                                 -          (7,138)                -        (357,373)
                                                   ------------    ------------      ------------    ------------
                                                      1,673,000       1,851,265         7,398,198       8,464,781
                                                   ------------    ------------      ------------    ------------
     Balance, end of year                            36,575,159      43,003,256        34,902,159      41,151,991
                                                   ============    ============      ============    ============

     (a) The Company grants share options in accordance with the policies of the TSX Venture. Under the general guidelines of the TSX Venture, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

          Share options to directors and employees of the Company and consultants to acquire 1,868,250 shares were granted and outstanding as at May 31, 2002. These options are exercisable on varying dates expiring from calendar 2002 to calendar 2004 at prices ranging from CDN$0.45 to CDN $2.70 per share.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


8.   SHARE CAPITAL (continued)

          Details of options outstanding are as follows:

                                                               2002                              2001
                                                   ----------------------------      ----------------------------
                                                                       Weighted                          Weighted
                                                                        Average                           Average
                                                      Number           Exercise         Number           Exercise
                                                    of Options           Price        of Options           Price
                                                                           $                                 $

          Balance, beginning of year                  2,363,752            2.19         1,760,416            2.11
          Granted                                     1,000,000            0.45         1,022,000            2.34
          Cancelled/expired                          (1,495,502)           2.04          (418,664)           2.39
                                                   ------------                      ------------
          Balance, end of year                        1,868,250            1.36         2,363,752            2.19
                                                   ============                      ============

     (b) As at May 31, 2002, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 7,055,594 shares. The warrants expire at various times until 2004 and may be exercised at prices ranging from CDN$1.35 per share to CDN$2.75 per share.

          Details of warrants outstanding are as follows:

                                                                                          2002            2001
                                                                                         Number          Number
                                                                                      of Warrants     of Warrants

          Balance, beginning of year                                                    8,371,917       6,379,215
          Issued pursuant to private placements                                         1,161,700       2,291,250
          Issued pursuant to rights offering                                                    -       1,100,000
          Issued pursuant to financing advisory services                                        -          35,000
          Issued pursuant to convertible debenture finder's and agent's fees                    -         268,750
          Exercised                                                                             -      (1,346,381)
          Expired                                                                      (2,478,023)       (355,917)
                                                                                     ------------    ------------
          Balance, end of year                                                          7,055,594       8,371,917
                                                                                     ============    ============

         (c)      See also Note 7.


9.   RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002 companies controlled by certain directors and officers of the Company charged $185,572 (2001 - $197,241) for accounting, management, professional and consulting fees.

     (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


10.  INCOME TAXES

     Future income tax assets and liabilities of the Company as at May 31, 2002 and 2001 are as follows:

                                                                                           2002           2001
                                                                                             $              $
     Future income tax assets
        Losses carried forward                                                         10,170,000      12,232,000
        Petroleum and natural gas interests                                             3,530,000               -
        Other                                                                             290,000         210,000
     Future income tax liabilities
        Petroleum and natural gas interests                                                     -      (6,700,000)
                                                                                     ------------    ------------
                                                                                       13,990,000       5,742,000
     Valuation allowance                                                              (13,990,000)     (5,742,000)
                                                                                     ------------    ------------
     Net future income tax asset                                                                -               -
                                                                                     ============    ============

     Income tax rate reconciliation
     Combined federal and provincial income tax rate                                        39.6%             44%
                                                                                     ============    ============
     Expected income tax recovery                                                      11,100,000         668,000
     Foreign income tax rate differences                                               (1,300,000)       (137,000)
     Non-deductible depreciation and depletion                                         (9,100,000)       (452,000)
     Deductible loss on sale of petroleum and natural gas interests                             -       1,786,000
     Deductible petroleum and natural gas interest expenditures                           360,000         885,000
     Other                                                                               (556,000)        164,000
     Unrecognized benefit of income tax losses                                           (504,000)     (2,914,000)
                                                                                     ------------    ------------
     Actual income tax recovery                                                                 -               -
                                                                                     ============    ============

     As at May 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately CDN$3.2 million, expiring from 2003 to 2009, and for United States income tax purposes of approximately $27.8 million, expiring from 2009 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


11.  SEGMENTED INFORMATION

     As at May 31, 2002, the Company and its subsidiaries operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. The Company's petroleum and natural gas interests are located in the United States and its software development activities and corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these industry segments are as follows:

                                                                    2002
                                           -------------------------------------------------------
                                             Identifiable                                Net
                                                Assets             Revenues             Loss
                                                  $                   $                   $

     Petroleum and natural gas                    5,253,847           1,040,536        (25,657,293)
     Software                                             -                   -           (505,827)
     Corporate                                    2,335,465              31,287         (1,821,402)
                                           ----------------    ----------------    ---------------
                                                  7,589,312           1,071,823        (27,984,522)
                                           ================    ================    ===============



                                                                    2001
                                           -------------------------------------------------------
                                             Identifiable                               Net
                                                Assets             Revenues        Income (Loss)
                                                   $                   $                  $
     Petroleum and natural gas                   35,045,041           5,289,381            301,014
     Corporate                                    1,010,121              40,647         (1,819,872)
                                           ----------------    ----------------   ----------------
                                                 36,055,162           5,330,028         (1,518,858)
                                           ================    ================   ================

12.  FINANCIAL INSTRUMENTS

     The fair value of financial instruments at May 31, 2002 and 2001, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2002 may differ significantly from that presented.

     (a)  Commodity Price Risk Management

          As at May 31, 2002, the Company has not entered into any forward contracts to hedge against general reductions in petroleum and natural gas prices.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  FINANCIAL INSTRUMENTS (continued)

     (b)  Credit Risk Management

          Amounts receivable include accounts receivable for petroleum and natural gas sales in the United States. These sales are generally made to large, credit-worthy purchasers. The Company views the credit risks on these items as low.

     (c)  Fair Value of Other Financial Instruments

          Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, investments and advances, accounts payable and accrued liabilities and long-term debt.


13.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:


                                                                                           2002           2001
                                                                                             $              $

        Operating activities
           Decrease in amounts receivable                                                 125,000               -
           Increase in prepaid expenses and deposits                                            -        (153,206)
           Reversal of accounts payable and accrued liabilities                          (713,674)              -
                                                                                     ------------    ------------
                                                                                         (588,674)       (153,206)
                                                                                     ============    ============
        Financing activities
           Increase in other assets                                                      (125,000)              -
           Deferred debenture charges                                                           -          16,503
           Common share issue costs                                                             -         (16,503)
           Issuance of common shares for debenture interest                                     -         153,206
           Issuance of common shares on retirement of other liabilities                         -       1,966,740
           Retirement of other liabilities                                                      -      (1,966,740)
                                                                                     ------------    ------------
                                                                                         (125,000)        153,206
                                                                                     ============    ============
        Investing activities
           Reversal of petroleum and natural gas interests expenditures                   713,674               -
                                                                                     ============    ============

     Other supplementary cash flow information:

                                                                                           2002           2001
                                                                                             $              $
        Interest paid in cash                                                             391,740       1,326,811
                                                                                     ============    ============
        Income taxes paid in cash                                                               -               -
                                                                                     ============    ============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


14.  SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, the Company participated in the drilling of a side-track to an exploratory well which was initially drilled in 2001. The results from the side-track determined that the well was uneconomic and it was plugged and abandoned. As at May 31, 2002, the Company had incurred
     $506,370 costs associated with the acquisition and exploration on the prospect. A further $505,000 was paid by the Company, subsequent to May 31, 2002, relating to the side-track. These costs will be charged to operations during fiscal 2003.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                    2002                2001
                                                      $                   $

     Bad debts                                           -               57,000
     Bank charges and interest                       5,545               52,740
     Contract services                              62,570               37,017
     Corporate development                          16,465               63,029
     Office and miscellaneous                       13,469              119,527
     Office rent                                    10,928               65,984
     Professional fees                             458,575              631,505
     Regulatory fees                                 8,056               16,625
     Salaries and benefits                         167,292              360,876
     Telephone                                      20,906               28,952
     Transfer agent                                  8,178               18,768
     Travel                                         73,023              134,773
     Foreign exchange                                2,448              (14,662)
     Copas recoveries                              (31,000)            (279,703)
                                              ------------         ------------
                                                   816,455            1,292,431
                                              ============         ============


2.   RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002, companies controlled by certain directors and officers of the Company charged $185,572 for accounting, management, professional and consulting fees.

     (b) As at May 31, 2002, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on May 31, 2002 was $37,486. During the year ended May 31, 2002, the Company wrote down its investment in Trimark by $575,000.

          The Company has also advanced CDN$300,000 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the year ended May 31, 2002, the Company recorded interest income of $15,497 which remained unpaid at May 31, 2002.

     (c) The Company has provided a relocation loan to the Chairman of the Company. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended May 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended May 31, 2002, interest income of $3,793 was received and $25,000 of principal was repaid.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


3.(a)SECURITIES ISSUED DURING THE YEAR ENDED MAY 31, 2002

     Date          Type of                                                     Total         Type of
     of Issue      Security    Type of Issue          Number       Price      Proceeds    Consideration    Commission
                                                                    CDN$          $                            $
     --------      --------    -------------          -------      -----      --------    -------------    ----------
     Jul.6/01      Common      Private Placement     1,673,000      1.70      1,858,403       Cash          7,138


3.(b)OPTIONS GRANTED DURING THE YEAR ENDED MAY 31, 2002

     Date               Number         Type                                 Exercise
     Granted          of Shares      of Option            Name                Price        Expiry Date
                                                                              CDN$
     -------          ---------      ---------          ---------           --------       -----------

     Dec.21/01           50,000       Employee          K. Johnson            0.45          Dec.21/04
     Dec.21/01           50,000       Employee          B. Moody              0.45          Dec.21/04
     Dec.21/01           50,000       Employee          H. Lim                0.45          Dec.21/04
     Dec.21/01           15,000       Employee          L. Liu                0.45          Dec.21/04
     Dec.21/01           15,000       Employee          R. Wong               0.45          Dec.21/04
     Dec.21/01            6,000       Employee          J. Rowsell            0.45          Dec.21/04
     Dec.21/01           15,000       Employee          A. Smith              0.45          Dec.21/04
     Dec.21/01           75,000       Employee          D. O'Kell             0.45          Dec.21/04
     Dec.21/01           75,000       Director          N. Darling            0.45          Dec.21/04
     Dec.21/01           75,000       Director          W. Lee                0.45          Dec.21/04
     Dec.21/01          400,000       Director          D. W. Busby           0.45          Dec.21/04
     Dec.21/01          174,000       Director          N. DeMare             0.45          Dec.21/04
                      ---------
                      1,000,000


4.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2002

                                                           Issued
                                             -----------------------------------
                              Authorized
     Class       Par Value      Number            Number               Amount
     -----       ---------    ----------     ----------------     --------------
     Common         WPV        Unlimited        36,575,159          $43,003,256

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2002


                                             Exercise               Expiry
     Security             Number              Price                  Date
                                              Cdn.$
     --------             ------             --------               ------

     Options               6,250               2.70                Apr. 19, 2003
     Options              70,000               1.80                Oct. 16, 2003
     Options              37,000               1.34                Dec. 21, 2003
     Options             115,000               1.60                Jan. 10, 2004
     Options             640,000               2.68                Mar. 02, 2004
     Options           1,000,000               0.45                Dec. 21, 2004
                    ------------
                       1,868,250
                    ============

     Warrants          2,199,000               1.85                Mar. 27, 2003
     Warrants            999,894               2.75                Jul. 27, 2002
     Warrants            100,000               2.75                Aug. 03, 2002
     Warrants          2,260,000               1.35                Dec. 18, 2003
     Warrants             31,250               1.60                Dec. 11, 2002
     Warrants             35,000               1.48                Dec. 07, 2003
     Warrants            268,750               1.35                Jan. 24, 2004
     Warrants            836,500               1.88                Jul. 06, 2004
     Warrants             40,000               1.88                Jul. 06, 2002
     Warrants            285,200               1.88                Jul. 11, 2002
                    ------------
                    7,055,594
                    ============


4.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2002

     There are no shares held in escrow or subject to pooling as at May 31, 2002.


5.   LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2002

     Directors:
                 Donald W. Busby
                 Nick DeMare
                 William Lee
                 Neil Darling

     Officers:
                 Donald W. Busby (Chairman and Chief Executive Officer) Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

Operations
----------

During the year ended May 31, 2002, the Company recorded a loss of $27,984,522 ($0.77 per share) compared to a loss of $1,518,858 ($0.05 per share) for the comparable 2001 period.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills San Joaquin Joint Venture Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests (the "Enserch Properties") to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, the Enserch Properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1 and the sale of the production of the Enserch Properties, petroleum and natural gas revenues decreased by 96%, from $5,228,674 during 2001 to $230,624 in 2002. Revenue from oil and liquids production decreased 97% to $57,609 in 2002 from $1,774,758 in 2001. Production of oil and liquids in 2002 decreased 95% to 17,423 MCFE in 2002 from 383,537 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.31/MCFE compared to $4.63/MCFE in 2001, a decrease of 29%. Revenue from natural gas production decreased 97% to $173,015 in 2002 from $5,638,478 in 2001. Natural gas production decreased 94% to 54,931 MCF in 2002 from 925,635 MCF in 2001. The average price received in 2002 was $3.15/MCF, a decrease of 48% from $6.09/MCF in 2001. A significant portion of the Company's fiscal 2001 oil and natural gas production was hedged. These hedges reduced revenues for the year ended May 31, 2001 by $2,180,341.

On an MCFE basis, production costs increased 60%, from $1.45/MCFE in 2001 to $2.32/MCFE in 2002. The depreciation and depletion rate increased 51%, from $1.11/MCFE in 2001 to $1.68/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $25,907,079 in 2002 as a result of the ceiling test performed effective May 31, 2002. The impairment charge in 2002 reflects a number of significant developments which has occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, there has been an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. Estimated proved reserves for ELH #1 (assuming success with water disposal facility, discounted at 10%, was $18.1 million at May 31, 2001, compared to $175,000 (based on current production) at May 31, 2002. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,893,186 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totaling $1,564,927 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

General and administrative costs decreased by $475,976, approximately 37% from $1,292,431 in 2001 to $816,455 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to reduction of expenses resulting from the closure of the Tulsa office after the sale of its petroleum and natural gas interests to Exco Resources Inc. subsequent to February 28, 2001, reduced office personnel at the Bakersfield office in 2002, and a general decrease of activities due to the Company's reduced financial resources..

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. A total of $505,827 was expended in 2002 relating to this business. The Company determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and charged the costs to operations.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares. A further $125,000 write-down was made in 2002 for other investments. In 2001, the Company recorded an initial write-down of $956,253 relating to its investment in Trimark.

Interest expense on long-term debt decreased by $786,047, approximately 53% from $1,480,291 in 2001 to $694,244 in 2002, reflecting the decrease in long-term debt during 2001 on the retirement of the balance of the Bank One credit facility.

During 2002, the Company recorded $2,177,765 in expenditures on its petroleum interests compared to $8,332,486 in 2001. Additions recorded for 2002 comprised of $1,399,385 on the East Lost Hills Project and $778,380 for the exploration of the Regional California Prospects. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded as accounts payable at May 31, 2001. During 2002, the Company reversed the $713,674, with an offsetting credit to petroleum and natural gas interests.


Liquidity   and   Capital   Resources
-------------------------------------

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. At May 31, 2002, the Company had working capital of $692,973. Subsequent to May 31, 2002, the Company paid $505,000 for its share of the side-track well at the Suisan #25 well. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities, the continued exploration and development of its petroleum interests or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

Business Update
---------------

Petroleum Activities
--------------------

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. The Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone making an economic well unlikely.

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, Anadarko, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 23% working interest in the prospects tested.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. The Company originally held a 33.4% working interest in the Basil Prospect and increased its working interest to 48% under the proposed side-track.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002.

Mineral Properties
------------------

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest in certain resource properties located in China and Mongolia. Under the terms of the agreement the Company has agreed to issue up to 8,000,000 common shares and pay up to CDN $3.2 million to make the acquisitions. These transactions are subject to filing with the TSX Venture Exchange.

Included in the portfolio of properties are two, which are identified by management, as the initial properties on which the Company will focus its efforts. These properties are:

     King Hill Property

Located in the People's Republic of China, the King Hill Property covers approximately 3,000 square kilometers. The exploration and exploitation rights are held through leases, valid for an initial term of 25 years, and then renewable. The property covers a vast area with numerous and varied mineral occurrences. This property was of particular interest to management due to the existence of a significant gold property, in the Northern portion of the property. The vendors have represented that at this gold property there are 67 quartz structures outcropping at surface. The quartz structures are substantial in length, with one being over 4,300 meters in length and nine over 2,000 meters in length. In total there are over 40,000 meters of exposed quartz structures outcropping at surface. Production at the property commenced in 2000. Ore is processed through a mill which has the capacity

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

to process 250 tonnes of ore per day. Mining operations are currently centered on two quartz structures, production is from three shafts, 2 meters by 2 meters and 80 meters in depth. The vendors have represented that the head grade has averaged 10 grams of gold per tonne, with recoveries averaging 8 grams of gold. The mill is currently operating at about 85 tonnes per day with cash costs of production being $17.50 per tonne for mining and $15.00 per tonne for milling.

     Bonanza Property

The Bonanza Property is located in Mongolia and covers an area in excess of 700 square kilometers. Exploration and exploitation rights are held through three licences which are in good standing and valid for about 60 years with standard government holding costs. A payment of US$500,000 is due to the land owner once an economic feasibility study has been prepared.

The Company has agreed to pay a 5% finders fee, in shares, subject to filing with regulatory authorities on completion of this acquisition. Technical due diligence on the properties is substantially complete with positive results on the technical merits of the properties. Legal due diligence, specifically relating to tenure issues, is ongoing.


Proprietary Software Activities
-------------------------------

During the fiscal year ended May 31, 2002, the Company identified a number of business opportunities in the further development of certain proprietary software technologies - called OE2 and NFN - with Eyekon Technologies Inc. ("Eyekon"), a private company at arms-length to the Company. The Company agreed to work with Eyekon to identify and develop software programs using the OE2 and NFN technologies, which could be used in a number of business applications and industries.

The Company formed A.I. Solutions Ltd. ("A.I. Solutions"), an 80% owned subsidiary, to pursue this business activity. As at September 30, 2002, A.I. Solutions has identified, with Eyekon, a number of opportunities and have formed a number of companies to conduct these activities. These ownership interests, vary between 30% - 100%, and are incorporated in Canada and the United States. The following companies are active:


a) 50% ownership of Hilton Power Ltd. ("Hilton Power"), a British Columbia corporation, which owns 100% of Hilton Power Inc., a California corporation. Hilton Power was incorporated to develop software programs using intelligent software to build a "better fuel cell". To date, no significant progress has been made, nor costs incurred.

b) 100% ownership of StaySafe Software Inc. ("StaySafe"), a British Columbia corporation, which owns 100% of Lifesaver Technologies Inc., a Nevada corporation. StaySafe was formed to develop and market the Hazard Avoidance Software Program ("HASP"). The HASP employs artificial intelligence and simulation capabilities into a CD-Rom / Web-based solution to deal with emergency situations. The HASP CD-Rom contains three components: i) StaySafe Library - information on natural disasters and the most threatening chemical, biological and radioactive agents; ii) StaySafe Simulator - allows the users to

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT  DISCUSSION & ANALYSIS  (continued)

     generate disaster simulations in preparation for emergency scenarios and the ability to visually monitor its progress in real time; and iii) Early Warning Alert - broadcast text messaging service containing actual disaster details and critical precautionary information. As of September 30, 2002, Stay-Safe has completed the development of the HASP and is currently marketing it. No sales have been made.

c)   30%  ownership  of  Enabled  Simulations  Inc.   ("Enabled"),   an  Alberta
     incorporated company. Enabled focusses on the research, development and marketing of process modelling and plant/process simulation software.

In addition to its holdings noted above, A.I. Solutions is also directly pursuing the development and use of "intelligent" software. Currently it is developing a product for the health/diet industry. A. I. Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that A. I. Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.


Investor Relations
------------------

During the year ended May 31, 2002, $76,521 was paid to Eland Jennings Investor Services Inc. for investor and public relations consulting services rendered. The contract has now been terminated.

The Company also maintains a web site at "www.hiltonpetroleum.com".